SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of February 2005

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

Explanatory Note

Attached is:

Exhibit 1. Press Release, released publicly on February 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Tzvia Broida
Name:	Tzvia Broida
Title:	Chief Financial Officer

Dated: February 3, 2005

EXHIBIT 1

Jacada Reports Financial Results for the 2004 Fourth Quarter and Year End

ATLANTA, February 3, 2005 – Jacada Ltd. (Nasdaq: JCDA), a leader in software solutions that accelerate business improvement, today reported financial results for the 2004 fourth quarter and year.

Total revenues for the 2004 fourth quarter were $5.0 million, compared to $4.9 million in the 2004 third quarter and $5.1 million in the fourth quarter of 2003. Software and products revenues were $1.8 million in the 2004 fourth quarter, compared to $1.4 million in the 2004 third quarter and $1.8 million in the fourth quarter of 2003. Service and maintenance revenues were $3.2 million in the 2004 fourth quarter, compared to $3.5 million in the 2004 third quarter and $3.3 million in the fourth quarter of 2003.

Gross profit for the 2004 fourth quarter was $3.7 million, or 74% of total revenues, compared to $3.6 million, or 74% of total revenues, in the 2004 third quarter. Operating loss for the 2004 fourth quarter was $1.4 million, compared to $1.2 million in the 2004 third quarter. Net loss for the 2004 fourth quarter was $1.1 million, or $0.06 per share, compared to a net loss of $1.1 million, or $0.06 per share, in the 2004 third quarter. In the fourth quarter of 2003, Jacada reported gross profit of $4.0 million, or 79% of total revenues, an operating loss of $0.8 million, and a net loss of $0.6 million, or $0.03 per share.

For the year ended December 31, 2004, Jacada reported a net loss of $5.6 million, or $0.29 per share, on revenues of $19.8 million, compared to a net loss of $2.1 million, or $0.11 per share, on revenues of $20.6 million in 2003. Gross profit for 2004 was $14.7 million, or 74% of revenues, compared to $16.2 million, or 79% of revenues, in 2003. Software license revenues were $5.8 million in 2004, compared to $8.4 million in 2003. Service and maintenance revenues were $14.0 million in 2004, compared to $12.2 million in 2003.

At the end of the 2004 fourth quarter, Jacada’s cash and investments totaled $37.6 million, compared to $38.0 million at the end of the 2004 third quarter and $41.8 million at the end of the 2003 fourth quarter. “The decrease in cash, after several years of stabilization, is due to the launch of the Jacada Fusion product along with its associated costs,” said Gideon Hollander, CEO of Jacada. “We are monitoring this decline carefully.”

“We continue to be encouraged by the momentum Jacada Fusion is gaining,” said Gideon Hollander, CEO of Jacada. “During the fourth quarter, we successfully implemented Jacada Fusion in several contact centers.”

“One of the world’s largest telecommunications providers has implemented Jacada Fusion to help streamline the customer retention process in one of their contact centers,” said Hollander. “We were very pleased that their early results using Jacada Fusion indicated as much as a 50% reduction in call time. With the success of this project, we are encouraged by the potential for follow-on revenues at this very strategic account.”

Also in the fourth quarter, Jacada expanded an agreement with West Corporation, one of the largest providers of outsourced contact centers and communication solutions. West is using Jacada Fusion to simplify the way its agents access and manage the data housed in its clients’ systems. According to Hollander, West has completed two Jacada Fusion projects and recently started a third.

Jacada Fusion solves a significant productivity and efficiency problem for contact centers, where employees are faced with learning and using multiple, diverse business applications to complete even the simplest task. This complexity results in longer call handling times, expensive training programs, higher employee turnover, and ultimately poor customer satisfaction. Jacada Fusion addresses this dilemma by providing a rapid, non-invasive approach for ‘fusing’ all the applications at the desktop to deliver a new, simplified process and user interaction.

“We believe contact centers are an excellent market for Jacada Fusion, and we are excited about the interest we are generating there,” said Hollander. “As our product mix evolves, we anticipate that sales revenue from Jacada Fusion will gain momentum in 2005, while sales revenue from our traditional products will continue to decline as anticipated. Our challenge will be to minimize the gap between these two trends.”

Jacada will hold a teleconference at 10:30 a.m. Eastern time today. To participate in the teleconference, please call toll-free 1-800-230-1951, or 612-332-0802 for international callers, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under “Investors”) or www.fulldisclosure.com

A telephonic playback of the teleconference will be available for 48 hours beginning at 2 p.m. ET on February 3. To access the replay, dial toll-free 800-475-6701, or for international callers dial 320-365-3844, and provide Access Code 765663.

About Jacada - Jacada solutions help customers rapidly simplify and improve high-value business processes while eliminating the traditional long and expensive systems replacement projects.

Jacada Fusion is an award-winning Agent Productivity Solution containing patented technology that enables organizations to reduce customer churn as well as increase revenues by providing more time for up-sell and cross-sell activities. Jacada Fusion delivers a simplified interaction to dramatically improve the efficiency of the agent and the experience of the customer. By significantly reducing call handle times and training costs, Jacada Fusion delivers hard ROI, with payback achieved in months. Jacada solutions are deployed in over 100 contact centers to over 100,000 customer service representatives (agents) worldwide, and to millions of users through self-service applications designed to off-load contact center activity.

Jacada has over 1200 customers worldwide including major Fortune 1000 corporations and government organizations such as AAA Mid-Atlantic, AIT Worldwide Logistics, Bank of America, Caterpillar, Delta Air Lines, The Hartford, Lillian Vernon, the U.S. Navy, Porsche Cars North America, Prudential, Raytheon, and the US Department of Interior. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

Jacada Contacts:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,
	2004	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,552	$9,845
Marketable securities	19,573	6,638
Trade receivables (net of allowance for doubtful accounts of $ 220 and $ 234 at December 31, 2004 and 2003, respectively)	2,472	2,759
Other current assets	791	622

Total current assets	26,388	19,864

LONG-TERM INVESTMENTS:
Marketable securities	14,488	25,310
Severance pay fund	969	758

Total long-term investments	15,457	26,068

PROPERTY AND EQUIPMENT, NET	1,326	1,874

OTHER ASSETS, NET:
Other intangibles, net	1,429	951
Goodwill	4,630	4,630

Total other assets, net	6,059	5,581

	$49,230	$53,387

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands, except for share and per share data

	December 31,
	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,024	$515
Deferred revenues	3,822	3,348
Accrued expenses and other liabilities	3,816	3,776

Total current liabilities	8,662	7,639

LONG-TERM LIABILITIES:
Accrued severance pay	1,479	1,189
Accrued expenses	—	55

Total long-term liabilities	1,479	1,244

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
Authorized: 30,000,000 shares as of December 31, 2004 and 2003; Issued and outstanding: 19,326,010 and 19,033,778 shares as of December 31, 2004 and 2003, respectively	56	55
Additional paid-in capital	69,785	69,277
Accumulated other comprehensive income (loss)	(200)	111
Accumulated deficit	(30,552)	(24,939)

Total shareholders’ equity	39,089	44,504

	$49,230	$53,387

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. Dollars in thousands, except for share data

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Revenues:
Software and products	$1,759	$1,760	$5,749	$8,354
Services	1,092	1,409	5,481	4,704
Maintenance	2,180	1,925	8,554	7,504

Total revenues	5,031	5,094	19,784	20,562

Cost of revenues:
Software and products	294	*) 206	631	*) 846
Services	705	637	3,341	2,384
Maintenance	291	286	1,143	1,110

Total cost of revenues	1,290	1,129	5,115	4,340

Gross profit	3,741	3,965	14,669	16,222

Operating expenses:
Research and development	1,366	*) 1,433	5,140	*) 5,308
Sales and marketing	2,739	2,258	10,507	9,386
General and administrative	1,017	1,113	4,674	4,714
Restructuring	—	—	747	—

Total operating expenses	5,122	4,804	21,068	19,408

Operating loss	(1,381)	(839)	(6,399)	(3,186)
Financial income, net	237	241	786	1,037

Net loss	$(1,144)	$(598)	$(5,613)	$(2,149)

Basic and diluted net loss per share	$(0.06)	$(0.03)	$(0.29)	$(0.11)

Weighted average number of shares used in computing basic and diluted net loss per share	19,315,863	19,033,778	19,282,800	19,011,435

*)	Reclassified